FILED PURSUANT TO RULE 424(b)(3)

REGISTRATION NO. 333-121094

The following is text to a sticker to be attached to the front cover page of the prospectus in a manner that will not obscure the Risk Factors:

SUPPLEMENTAL INFORMATION — The prospectus of Cole Credit Property Trust II, Inc. consists of this prospectus dated June 27, 2005, Supplement No. 1 dated October 20, 2005, Supplement No. 2 dated December 2, 2005, Supplement No. 3 dated December 23, 2005, Supplement No. 4 dated February 1, 2006, and Supplement No. 5 dated March 10, 2006.

COLE CREDIT PROPERTY TRUST II, INC.

SUPPLEMENT NO. 5 DATED MARCH 10, 2006

TO THE PROSPECTUS DATED JUNE 27, 2005

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust II, Inc. dated June  27, 2005, Supplement No. 1 dated October 20, 2005, Supplement No. 2 dated December 2, 2005, Supplement No. 3 dated December 23, 2005, and Supplement No 4 dated February 1, 2006. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares in Cole Credit Property Trust II, Inc.;
(2)	the status of an officer of our advisor;
(3)	the acquisition of a property, containing two single-tenant, net leased commercial retail buildings, totaling approximately 198,477 rentable square feet located in Denver, Colorado;
(4)	the acquisition of a single-tenant, net leased commercial retail building, totaling approximately 31,063 rentable square feet in Chandler, Arizona;
(5)	the acquisition of a single-tenant, net leased commercial distribution center, totaling approximately 261,057 rentable square feet in Hickory, North Carolina;
(6)	the acquisition of a multi-tenant retail center, totaling approximately 80,000 rentable square feet in Spring, Texas;
(7)	the acquisition of a single-tenant, net leased commercial retail building, totaling approximately 10,100 rentable square feet in Portsmouth, Ohio;
(8)	the potential acquisition of a single-tenant, net leased commercial retail building, totaling approximately 13,000 rentable square feet in Orlando, Florida, and
(9)	the potential acquisition of a single-tenant, net leased commercial retail building, totaling approximately 20,000 rentable square feet in Warrensburg, Missouri.

Status of the Offering

We commenced our initial public offering of shares of our common stock on June 27, 2005. Until subscriptions aggregating at least $2,500,000 were received and accepted by us, all subscription proceeds were placed in escrow pursuant to the terms of an escrow agreement with Wells Fargo Bank, N.A. The conditions of the escrow agreement were satisfied on September 23, 2005. In addition, there was a special escrow account established under the escrow agreement for subscriptions from residents of Pennsylvania and we would not accept subscriptions from Pennsylvania residents until we received qualifying subscriptions aggregating at least $25,000,000. The conditions of the special escrow account for Pennsylvania were satisfied as of December 29, 2005. We have accepted investors’ subscriptions received through March 3, 2006, and issued approximately 5.3 million shares of our common stock to stockholders, with gross proceeds of approximately $53.3 million distributed to us. As of the month ended February 28, 2006, we issued approximately 4.8 million shares of our common stock to stockholders with gross proceeds of approximately $48.4 million distributed to us. For additional information, see the “Plan of Distribution – Subscription Process” section of the prospectus beginning on page 133.

The Advisor

The section captioned “Management – Affiliated Companies – The Advisor” beginning on page 53 of the prospectus is supplemented by removing John H. Lotka from the list of current officers of Cole REIT Advisors II, LLC, as he is no longer an officer or employee of our advisor.

Real Property Investments

The section captioned “Investment Objectives and Policies – Real Property Investments” beginning on page 82 of the prospectus is supplemented with the following information:

Wadsworth Boulevard Marketplace –Denver, Colorado

On February 6, 2006, Cole MT Denver CO, LLC, a Delaware limited liability company (“MT Denver”), a wholly-owned subsidiary of COP II, acquired 100% fee simple interests in two single-tenant retail buildings, totaling approximately 198,477 square feet (the “MT Denver Property”), from Shadrall Associates, which is not affiliated with us, our subsidiaries or our affiliates. The MT Denver Property was constructed in 1991 on an approximately 17.84 acre site located in Denver, Colorado. The area surrounding the MT Denver Property is shared by residential neighborhoods, undeveloped land parcels, commercial office and retail development

The purchase price of the MT Denver Property was approximately $18.5 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering and an approximately $12.03 million loan from Bear Stearns Commercial Mortgage, Inc. (“Bear Stearns”) secured by the MT Denver Property (the “MT Denver Loan”) and an approximately $2.3 million loan from Series C, LLC, which is secured by the membership interest held by COP II in MT Denver (the “MT Denver COP II Loan”). In connection with the acquisition, we paid an affiliate of our advisor an acquisition fee of approximately $370,000 and our advisor a finance coordination fee of approximately $120,000.

The MT Denver Property is 100% leased to two tenants, Sam’s PW, Inc. (“Sam’s Club”), a wholly-owned subsidiary of Wal-Mart Stores, Inc., and Hob-Lob Limited Partnership (“Hobby Lobby”), a wholly-owned subsidiary of H.L. Management, Inc. Pursuant to the lease agreements the tenants are required to pay substantially all operating expenses and capital expenditures in addition to base rent. The Sam’s Club lease commenced on October 29, 1991, and was assigned and assumed by Sam’s Club on January 12, 1994. The annual base rent of $820,245, is fixed through the initial lease term, which expires on November 30, 2016. Sam’s Club has ten options to renew the lease, beginning on December 1, 2016, each for an additional five-year term. In accordance with the Sam’s Club lease, Sam’s Club pays additional percentage rent on sales exceeding a predetermined dollar amount. The Hobby Lobby lease commenced on January 15, 1991, and was assigned and assumed by Hobby Lobby on July 26, 2000. The annual base rent of $585,000, is fixed through the initial lease term, which expires on November 30, 2016. Hobby Lobby has ten options to renew the lease, beginning on December 1, 2016, each for an additional five-year term.

Sam’s Club operates membership warehouse stores in 48 states across the United States. In determining the creditworthiness of Sam’s Club, the Company considered a variety of factors, including historical financial information and financial performance, and regional market position.

Hobby Lobby operates retail arts and crafts stores in 28 states across the United States. In determining the creditworthiness of Hobby Lobby, the Company considered a variety of factors, including historical financial information and financial performance, and regional market position.

Cole Realty Advisors, Inc. f/k/a Fund Realty Advisors, Inc. (“Cole Realty”) has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the MT Denver Property and will receive a property management fee of 2.0% of the monthly gross revenue from the MT Denver Property. We currently have no plans for any renovations, improvements or development of the MT Denver Property. We believe the MT Denver Property is adequately insured.

The MT Denver Loan has a fixed interest rate of 5.57% per annum with monthly interest-only payments and the outstanding principal and any accrued and unpaid interest is due on March 1, 2011 (the "MT Denver Maturity Date").

The MT Denver Loan may not be prepaid, in whole or in part, except under the following circumstances: (i) full prepayment may be made on any of the three (3) monthly payment dates occurring immediately prior to the maturity date, and (ii) partial prepayments may be made as a result of default for the application of insurance or condemnation proceeds to reduce the outstanding principal balance of the MT Denver Loan. Notwithstanding the prepayment limitations, MT Denver may sell the MT Denver Property to a buyer that assumes the MT Denver Loan. The transfer would be subject to the conditions set forth in the MT Denver Loan documents, including without limitation, the Bear Stearns’ approval of the proposed buyer and the payment of the Bear Stearns’ fees, costs and expenses associated with the sale of the MT Denver Property and the assumption of the MT Denver Loan.

In the event the MT Denver Loan is not paid off on the MT Denver Maturity Date, the MT Denver Loan includes hyperamortization provisions. The interest rate during the hyperamortization period shall be the fixed interest rate of the greater of (i) the Initial Interest Rate plus two percent (2.0%) per annum, and (ii) the then current Ten Year Treasury Yield plus two percent (2.0%) per annum, not to exceed the Initial Interest Rate plus five percent (5.0%) per annum. The MT Denver Maturity Date, under the hyperamortization provisions, will be extended by twenty-five (25) years. During such period, Bear Stearns will apply 100% of the rents collected to (i) all payments for escrow or reserve accounts, (ii) payment of interest at the original fixed interest rate, (iii) payments for the replacement reserve account, (iv) any other amounts due in accordance with the MT Denver Loan other than any additional interest expense, (v) any operating expenses of the MT Denver Property pursuant to an approved annual budget, (vi) any extraordinary expenses, (vii) payments to be applied to the reduction of the principal balance of the MT Denver Loan, and (viii) any additional interest expense. Any additional interest expense which is not paid will be added to the principal balance of the MT Denver Loan.

The MT Denver COP II Loan was obtained on February 6, 2006, in connection with the acquisition of the MT Denver Property, from Series C, LLC, which is an affiliate of us and our advisor. The MT Denver COP II Loan has a variable interest rate based on the one-month LIBOR rate plus 200 basis points with monthly interest-only payments, and the outstanding principal and any accrued and unpaid interest is due on December 31, 2006 (the “MT Denver COP II Maturity Date”). The MT Denver COP II Loan generally is non-recourse to COP II. The MT Denver COP II Loan may be prepaid at any time without penalty or premium. The terms of the MT Denver COP II Loan are no less favorable to us than loans from unaffiliated third parties under the same circumstances.

In the event the MT Denver COP II Loan is not paid off on the MT Denver COP II Maturity Date, the MT Denver COP II Loan includes default provisions, including a default interest rate. The default interest rate shall be the MT Denver COP II Interest Rate plus 4% on all outstanding principal due.

Mountainside Fitness – Chandler, Arizona

On February 10, 2006, Cole MF Chandler AZ, LLC, a Delaware limited liability company (“MF Chandler”), a wholly-owned subsidiary of COP II, acquired a 100% fee simple interest in an approximately 31,063 square foot single-tenant retail building (the “MF Chandler Property”), from Alma School Town Center, LLC, which is not affiliated with us, our subsidiaries or affiliates. The MF Chandler Property was constructed in 2001 on an approximately 2.92 acre site in Chandler, Arizona. The area surrounding the MF Chandler Property is shared by single-family residential subdivisions with industrial and commercial development.

The purchase price of the MF Chandler Property was approximately $5.9 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering and an approximately $4.7 million loan from Series C, LLC which is secured by COP II’s ownership interest in MF Chandler (the “MF Chandler Loan”). In connection with the acquisition, we paid an affiliate of our advisor an acquisition fee of approximately $117,000.

The MF Chandler Property is 100% leased to Mountainside Fitness Centers of Ocotillo, LLC. (“Mountainside”), which is a wholly-owned subsidiary of Hatten Holdings, Inc., which guarantees the Lease. The MF Chandler Property is subject to a net lease, which commenced on July 8, 2002, pursuant to which the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $469,051, is fixed through the first five years of the initial lease term, with a 12% rental escalation beginning five years after the start of the initial lease term, and every five years thereafter for the remaining term of the lease, which expires July 18, 2022. Mountainside has two options to renew the lease, each for an additional five-year term beginning on July 19, 2022, with rental escalations of 12% at the beginning of each five-year renewal option.

Mountainside operates a chain of fitness centers in the state of Arizona. Currently there are five locations in the Phoenix metro area. In determining the creditworthiness of Mountainside, the Company considered a variety of factors, including historical financial information and financial performance, and local market position.

Cole Realty has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the MF Chandler Property and will receive a property management fee of 2.0% of the monthly gross revenue from the MF

Chandler Property. We currently have no plans for any renovations, improvements or development of the MF Chandler Property. We believe the MF Chandler Property is adequately insured.

The MF Chandler Loan was obtained on February 9, 2006, in connection with the acquisition of the MF Chandler Property, from Series B, LLC, which is an affiliate of us and our advisor, by executing a promissory note. The MF Chandler Loan, which is secured by COP II’s ownership interest in MF Chandler, has a variable interest rate based on the one-month LIBOR rate plus 200 basis points (the “MF Chandler Interest Rate”) with monthly interest-only payments. The outstanding principal and any accrued and unpaid interest is due December 31, 2006 (the “MF Chandler Maturity Date”). The MF Chandler Loan generally is non recourse to COP II. The MF Chandler Loan may be prepaid at any time without penalty or premium. The terms of the MF Chandler Loan are no less favorable to us than loans between unaffiliated third parties under the same circumstances.

In the event the MF Chandler Loan is not paid off on the MF Chandler Maturity Date, the MF Chandler Loan includes default provisions, including a default interest rate. The default interest rate shall be the MF Chandler Interest Rate plus 4% on all outstanding principal due.

Drexel Heritage – Hickory, North Carolina

On February 24, 2006, Cole DH Hickory NC, LLC, a Delaware limited liability company (“DH Hickory”), and a wholly-owned subsidiary of COP II, acquired a 100% fee simple interest in an approximately 261,057 square foot single-tenant distribution center (the “DH Hickory Property”), from Hickory Business Park, LLC (“Hickory”), which is not affiliated with us, our subsidiaries or affiliates. The DH Hickory Property was constructed in 1963 on an approximately 30.26 acre site in Hickory, North Carolina. The area surrounding the DH Hickory Property consists of single-family residential subdivisions.

The purchase price of the DH Hickory Property was approximately $4.3 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering and an approximately $3.4 million loan from Wachovia Bank, National Association (“Wachovia”) secured by the DH Hickory Property (the “DH Hickory Loan”). In connection with the acquisition, we paid an affiliate of our advisor an acquisition fee of approximately $85,000 and our advisor a finance coordination fee of approximately $28,000.

The DH Hickory Property is 100% leased to Drexel Heritage Furniture Industries, Inc. (“Heritage”), a wholly-owned subsidiary of Furniture Brands International, Inc. (“Furniture Brands”), which is the guarantor under the lease. The DH Hickory Property is subject to a net lease, which commenced on September 8, 2005. Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $338,078, is fixed through the first five years of the initial lease term, with a 15% rental escalation beginning five years after the start of the initial lease term. The initial lease term expires September 8, 2015. Heritage has three options to renew the lease, each for an additional five-year term beginning on September 9, 2015, with rental escalations of 15% at the beginning of each five-year renewal option.

Heritage operates a chain of furniture stores throughout the United States and internationally. Heritage is a wholly owned subsidiary of Furniture Brands. Furniture Brands has a Standard & Poor’s credit rating of BBB and is publicly traded on the New York Stock Exchange under the symbol “FBN”.

Cole Realty has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the DH Hickory Property and will receive a property management fee of 2.0% of the monthly gross revenue from the DH Hickory Property. We currently have no plans for any renovations, improvements or development of the DH Hickory Property. We believe the DH Hickory Property is adequately insured.

The DH Hickory Loan consists of an approximately $2.8 million fixed interest rate tranche (the “DH Hickory Fixed Rate Tranche”) and a $637,000 variable interest rate tranche (the “DH Hickory Variable Rate Tranche”). The DH Hickory Fixed Rate Tranche has a fixed interest rate of 5.80% per annum with monthly interest-only payments. The outstanding principal and any accrued and unpaid interest is due on March 11, 2011 (the “DH Hickory Maturity Date”). The DH Hickory Variable Rate Tranche has a variable interest rate based on the one-month LIBOR rate plus 200 basis points with monthly interest-only payments, and the outstanding principal and any accrued and unpaid interest is due on May 24, 2006. The DH Hickory Loan is generally non-recourse to DH Hickory and COP II, but both are liable for customary non-recourse carveouts.

The DH Hickory Loan may not be prepaid, in whole or in part, except under the following circumstances: (i) full prepayment may be made on any of the three (3) monthly payment dates occurring immediately prior to the DH Hickory Maturity Date and (ii) partial prepayments resulting from Wachovia’s election to apply insurance or condemnation proceeds may be made to reduce the outstanding principal balance of the DH Hickory Loan. Notwithstanding the prepayment limitations, DH Hickory may sell the DH Hickory Property to a buyer that assumes the DH Hickory Loan. The transfer shall be subject to the Wachovia’s approval of the proposed buyer and the payment of the Wachovia’s costs and expenses associated with the sale of the DH Hickory Property.

In the event the DH Hickory Loan is not paid off on the DH Hickory Maturity Date, the DH Hickory Loan includes hyperamortization provisions. The DH Hickory Maturity Date, pursuant to the hyperamortization provisions, will be extended by twenty (20) years. During such period, Wachovia will apply 100% of the rents collected to (i) all payments due to Wachovia under the DH Hickory Loan, including any payments to escrows or reserve accounts, (ii) any operating expenses of the DH Hickory Property pursuant to an approved annual budget, (iii) any extraordinary expenses and (iv) any accrued interest under the DH Hickory Loan. Any remaining amount will be applied to the reduction of the principal balance of the DH Hickory Loan, until paid in full. The interest rate during the hyperamortization period shall be the greater of (x) the fixed interest rate of 5.80% plus two percent (2.0%) or (y) the Treasury Constant Maturity Yield Index plus two percent (2.0%).

Rayford Square – Spring, Texas

On March 2, 2006, Cole MT Spring TX, LP, a Delaware limited liability company (“MT Spring”), and a wholly-owned subsidiary of COP II, acquired a 100% fee simple interest in an approximately 80,000 square foot multi-tenant retail center (the “MT Spring Property”), from RPI Interests II, LTD., which is not affiliated with us, our subsidiaries or affiliates. The MT Spring Property was constructed in 1973 on an approximately 5.6 acre site in Spring, Texas. The area surrounding the MT Spring Property is shared by single & multi-family residential subdivisions along with retail development.

The purchase price of the MT Spring Property was approximately $9.9 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering and an approximately $5.9 million loan from Bear Stearns secured by the MT Spring Property (the “MT Spring Loan”). In connection with the acquisition, we paid an affiliate of our advisor an acquisition fee of approximately $198,000 and our advisor a finance coordination fee of approximately $59,000.

The MT Spring Property is 100% leased to five tenants, including, Academy Corp (“Academy”), CB Jackson Co, d/b/a Spec’s Liquor (“Spec’s”), Hi-Lo Auto Supply, LP (“Hi-Lo”), Sherwin-Williams Company, (“Sherwin-Williams”) and Jack in the Box Eastern Division, LP pursuant to separate net leases under which each tenant is required to pay certain operating expenses, capital expenditures, and a proportionate amount of common area maintenance charges in addition to base rent.

Academy is a sporting goods retailer, operating over 80 stores across the southeastern United States. Academy leases approximately 50,500 square feet of the MT Spring Property subject to a net lease, which commenced on October 5, 1999. The annual base rent of $371,175, is fixed through the first three years of the initial lease term, with 3.0% rental escalations beginning every five years thereafter through the expiration date of the lease on October 31, 2024. Academy has two options to renew the lease each for an additional five-year term beginning on November 1, 2024, with rental escalations of 3.0% at the beginning of each five-year renewal option.

Spec’s is a Houston-based retailer with over 28 stores located throughout the Houston metropolitan area. Spec’s leases approximately 12,300 square feet of the MT Spring Property subject to a net lease, which commenced on August 1, 1994. The annual base rent of $125,484, is fixed through the initial lease renewal period, which commenced on January 1, 2006 and expires on December 31, 2008.

Hi-Lo, a subsidiary of O’Reilly Automotive, Inc., is an operator of automotive parts retail stores. Hi-Lo leases approximately 8,100 square feet of the MT Spring Property subject to a net lease, which commenced on March 5, 1993. The annual base rent of $60,720, is fixed through the initial lease renewal period, which commenced on April 1, 2003 and expires on March 31, 2008. Hi-Lo has one additional option to renew the lease for an additional five-year term beginning on April 1, 2008, with rental escalations of 15% at the beginning of the five-year renewal option

Sherwin-Williams’ core business is the manufacture, distribution and sale of paint, coatings and related products. Sherwin-Williams has an S&P Credit Rating of A+ and is publicly traded on the New York Stock Exchange under the symbol “SHW”. Sherwin-Williams leases approximately 6,500 square feet of the MT Spring Property subject to a net lease, which commenced on December 1, 1987. The current annual base rent of $74,520 increases to $81,000 on December 1, 2006 and increases to $93,960 on December 1, 2007, which is then fixed for the remaining five years of the renewal term, which expires on November 30, 2012. Sherwin-Williams has one remaining option to renew the lease for an additional five-year term beginning on December 1, 2012, with a rental escalation of 10% at the beginning of the five-year renewal option.

Jack in the Box, Inc. (“Jack in the Box”), which guarantees the Jack in the Box Eastern Division, LP lease, operates over 2,000 quick-service restaurants primarily in the western and southwestern United States. Jack in the Box has an S&P Credit Rating of BB- and is publicly traded on the New York Stock Exchange under the symbol “JBX”. Jack in the Box leases approximately 2,600 square feet of the MT Spring Property pursuant to a ground lease, which commenced on July 9, 2001. The annual base rent of $60,000 is fixed through the first five years of the lease term with rental increases of 15% at the beginning of the second five-year period of the lease term, and rental increases based on the consumer price index at the beginning of the third and fourth five-year periods of the lease term, which expires on July 8, 2021.

Cole Realty has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the MT Spring Property and will receive a property management fee of 2.0% of the monthly gross revenue from the MT Spring Property. We currently have no plans for any renovations, improvements or development of the MT Spring Property. We believe the MT Spring Property is adequately insured.

The MT Spring Loan has a fixed interest rate of 5.636% per annum with monthly interest-only payments and the outstanding principal and any accrued and unpaid interest is due on April 1, 2016 (the “MT Spring Maturity Date”).

The MT Spring Loan may not be prepaid, in whole or in part, except under the following circumstances: (i) full prepayment may be made on any of the three (3) monthly payment dates occurring immediately prior to the maturity date, and (ii) partial prepayments may be made as a result of default for the application of insurance or condemnation proceeds to reduce the outstanding principal balance of the MT Spring Loan. Notwithstanding the prepayment limitations, MT Spring may sell the MT Spring Property to a buyer that assumes the MT Spring Loan. The transfer would be subject to the conditions set forth in the MT Spring Loan documents, including without limitation, the Bear Stearns’ approval of the proposed buyer and the payment of the Bear Stearns’ fees, costs and expenses associated with the sale of the MT Spring Property and the assumption of the MT Spring Loan.

In the event the MT Spring Loan is not paid off on the MT Spring Maturity Date, the MT Spring Loan includes hyperamortization provisions. The interest rate during the hyperamortization period shall be the fixed interest rate of the greater of (i) the Initial Interest Rate plus two percent (2.0%) per annum, and (ii) the then current Ten Year Treasury Yield plus two percent (2.0%) per annum, not to exceed the Initial Interest Rate plus five percent (5.0%) per annum. The MT Spring Maturity Date, under the hyperamortization provisions, will be extended by twenty (20) years. During such period, Bear Stearn’s will apply 100% of the rents collected to (i) all payments for escrow or reserve accounts, (ii) payment of interest at the original fixed interest rate, (iii) payments for the replacement reserve account, (iv) any other amounts due in accordance with the MT Spring Loan other than any additional interest expense, (v) any operating expenses of the MT Spring Property pursuant to an approved annual budget, (vi) any extraordinary expenses, (vii) payments to be applied to the reduction of the principal balance of the MT Spring Loan, and (viii) any additional interest expense. Any additional interest expense that is not paid will be added to the principal balance of the MT Spring Loan.

CVS –Portsmouth, Ohio

On March 8, 2006, Cole CV Scioto Trail OH, LLC, a Delaware limited liability company ("CV Scioto Trail"), and a wholly-owned subsidiary of COP II, acquired a 100% fee simple interest in an approximately 10,100 square foot single-tenant distribution center (the “CV Scioto Trail Property”), from Scioto Trail Company ("Scioto"), a company not affiliated with us, our subsidiaries or affiliates. The CV Scioto Trail Property was constructed in 1997 on an approximately .82 acre site in Portsmouth, Ohio. The area surrounding the CV Scioto Trail Property is shared by single-family residential and light commercial development.

The purchase price of the CV Scioto Trail Property was approximately $2.2 million, exclusive of closing costs. The acquisition was funded by net proceeds from our ongoing public offering and an approximately $1.8 million loan from Wachovia secured by the CV Scioto Trail Property (the “CV Scioto Trail Loan”). In connection with the acquisition, we paid an affiliate of our advisor an acquisition fee of approximately $43,000 and our advisor a finance coordination fee of approximately $14,000.

The CV Scioto Trail Property is 100% leased to Revco Discount Drug Centers, Inc. (“Revco”), a wholly-owned subsidiary of CVS Corporation (“CVS”), which is the guarantor under the lease. The CV Scioto Trail Property is subject to a net lease, which commenced on July 6, 1998. Pursuant to the lease, the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $153,333 is fixed through July 31, 2008. The lease provides for a 2.0% rental escalation every five years thereafter through the end of the initial lease term, which expires July 31, 2018. Revco has four options to renew the lease, each for an additional five-year term beginning on August 1, 2018.

CVS operates over 5,000 stores in 36 states. CVS has a Standard & Poor’s credit rating of “A-” and the company’s stock is publicly traded on the New York Stock Exchange under the ticker symbol “CVS.”

Cole Realty has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the CV Scioto Trail Property and will receive a property management fee of 2.0% of the monthly gross revenue from the CV Scioto Trail Property. We currently have no plans for any renovations, improvements or development of the CV Scioto Trail Property. We believe the CV Scioto Trail Property is adequately insured.

The CV Scioto Trail Loan consists of an approximately $1.4 million fixed interest rate tranche (the "CV Scioto Fixed Rate Tranche") and a $329,000 variable interest rate tranche (the "CV Scioto Variable Rate Tranche"). The CV Scioto Fixed Rate Tranche has a fixed interest rate of 5.67% per annum with monthly interest-only payments, and the outstanding principal and any accrued and unpaid interest is due on March 11, 2011 (the "CV Scioto Trail Maturity Date"). The CV Scioto Variable Rate Tranche has a variable interest rate based on the one-month LIBOR rate plus 200 basis points with monthly interest-only payments, and the outstanding principal and any accrued and unpaid interest is due on June 8, 2006. The CV Scioto Trail Loan generally is non-recourse to CV Scioto Trail and COP II, but both are liable for customary non-recourse carveouts.

The CV Scioto Trail Loan may not be prepaid, in whole or in part, except under the following circumstances: (i) full prepayment may be made on any of the three (3) monthly payment dates occurring immediately prior to the CV Scioto Trail Maturity Date and (ii) partial prepayments may be made as a result of Wachovia’s election to apply insurance or condemnation proceeds may be made to reduce the outstanding principal balance of the CV Scioto Trail Loan. Notwithstanding the prepayment limitations, CV Scioto may sell the CV Scioto Trail Property to a buyer that assumes the CV Scioto Trail Loan. The transfer would be subject to the Wachovia’s approval of the proposed buyer and the payment of the Wachovia’s costs and expenses associated with the sale of the CV Scioto Trail Property.

In the event the CV Scioto Fixed Rate Tranche is not paid off on the CV Scioto Trail Maturity Date, the CV Scioto Trail Loan would become subject to hyperamortization provisions that are included in the terms of the CV Scioto Trail Loan. The CV Scioto Trail Maturity Date, pursuant to the hyperamortization provisions, will be extended by twenty (20) years. During such period, Wachovia will apply 100% of the rents collected to (i) all payments due to Wachovia under the CV Scioto Trail Loan, including any payments to escrows or reserve accounts, (ii) any operating expenses of the CV Scioto Trail Property pursuant to an approved annual budget, (iii) any extraordinary expenses and (iv) any accrued interest under the CV Scioto Trail Loan. Any remaining amount will be applied to the reduction of the principal balance of the CV Scioto Trail Loan, until paid in full. The interest rate during the hyperamortization period shall be the greater of (x) the fixed interest rate of 5.67% plus two percent (2.0%) or (y) the Treasury Constant Maturity Yield Index plus two percent (2.0%).

Potential Property Investments

Our advisor will from time to time identify certain properties for potential investment. We will supplement the prospectus to describe such properties at such time as a reasonable probability exists that the property will be acquired and the funds to be expended represent a material portion of the net proceeds of the offering. Such initial disclosure does not guarantee that we will ultimately consummate such proposed acquisition or that the information relating to the probable acquisition will not change prior to closing. The acquisition of each such property is subject to the fulfillment of a number of conditions, including obtaining sufficient funds from the sale of shares in this offering or from debt financing.

Our advisor has identified the following properties as potential suitable investments for us. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay a portion of the purchase price. An additional condition to acquiring these properties will be our securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, will include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

We will decide whether to acquire these properties generally based upon:

•	satisfaction of the conditions to the acquisitions contained in the respective contracts;
•	no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make these acquisitions; and
•	our receipt of satisfactory due diligence information including appraisals, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot make any assurances that we will consummate the transactions and actually acquire any or each of these properties, or that the information relating to the probable acquisition will not change prior to acquisition. The acquisition of each property is subject to the fulfillment of a number of conditions.

CVS – Orlando, Florida

Series D, LLC, (“Series D”), an affiliate of our advisor, has entered into an agreement to purchase an approximately 13,000 square foot single-tenant retail building on an approximately 1.38 acre site located in Orlando, Florida (the “CV Orlando Property”), for a gross purchase price of approximately $4.6 million, exclusive of closing costs (the “CV Orlando Agreement”). Subject to the satisfactory completion of certain conditions to closing, we expect that Series D will assign all of its rights and obligations under the CV Orlando Agreement to a wholly-owned subsidiary of Cole OP II prior to the closing of the transaction.

The CV Orlando Property was constructed in 2005 and is 100% leased to CVS EGL Lake Pickett FL, LLC, which is a wholly-owned subsidiary of CVS Pharmacy, Inc. The CV Orlando Property is subject to a net lease, pursuant to which the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $324,765, is fixed through the initial lease term, which expires November 1, 2025. The tenant has four options to renew the lease, each for an additional five-year term beginning on November 2, 2025, with rental escalations descending in a range of 2.1% at the first renewal option to 2.0% at the final renewal option.

We expect to purchase the CV Orlando Property with proceeds from our ongoing public offering and an approximately $3.0 million loan to be secured by the CV Orlando Property (the “CV Orlando Property Loan”). We expect the CV Orlando Property Loan to be a ten-year fixed rate, interest-only loan.

Office Depot – Warrensburg, Missouri

Series D, has entered into an agreement to purchase an approximately 20,000 square foot single-tenant retail building on an approximately 2.1 acre site located in Warrensburg, Missouri (the “OD Warrensburg Property”), for a gross purchase price of approximately $2.8 million, exclusive of closing costs (the “OD Warrensburg Agreement”). Subject to the satisfactory completion of certain conditions to closing, we expect that Series D will assign all of its rights and obligations under the OD Warrensburg Agreement to a wholly-owned subsidiary of Cole OP II prior to the closing of the transaction.

The OD Warrensburg Property was constructed in 2001 and is 100% leased to Office Depot, Inc. The OD Warrensburg Property is subject to a net lease, pursuant to which the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent. The annual base rent of $210,000, is fixed through the initial lease term, which expires November 29, 2015. The tenant has four options to renew the lease, each for an additional five-year term beginning on November 30, 2015, with rental escalations descending in a range of 4.8% at the first renewal option to 4.2% at the final renewal option.

We expect to purchase the OD Warrensburg Property with proceeds from our ongoing public offering and an approximately $1.8 million loan to be secured by the OD Warrensburg Property (the “OD Warrensburg Property Loan”). We expect the OD Warrensburg Property Loan to be a five-year fixed rate, interest-only loan.